Exhibit 99.1

PRESS RELEASE
NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE July 24, 2014
CANADIAN ZINC ANNOUNCES FILING OF FINAL PROSPECTUS

Vancouver, British Columbia, July 24, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce it has filed a final prospectus in connection with the previously announced $15 million bought deal public offering and that a receipt has been issued by the British Columbia Securities Commission.

As announced on July 9, 2014, the Company has entered into an agreement with Dundee Securities Ltd., on behalf of a syndicate of underwriters including Canaccord Genuity and Paradigm Capital (together, the “Underwriters”), to purchase on a “bought deal” basis by way of short form prospectus, 13,160,000 flow-through common shares of the Company (“Flow-Through Shares”) and 28,572,000 units of the Company (“Units”) subject to all required regulatory approvals at a price per Flow-Through Share of $0.38 for gross proceeds of $5,000,800 and at a price per Unit of $0.35 for gross proceeds of $10,000,200 (the “Offering”).

Each Unit shall consist of one common share of the Company (“Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant shall entitle the holder thereof to acquire one Share at a price of $0.50 for a period of 36 months following the Closing Date.

The Offering is scheduled to close on or about July 31, 2014 (the “Closing Date”).

Closing of the Offering is subject to a number of conditions, including, without limitation, receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

The Underwriters have been granted an option to purchase up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 30 days following the Closing Date.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States or to or for the account or benefit of a U.S. Person or a person in the United States (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012, (revised July 23, 2014).

A Preliminary Feasibility Study was completed by SNC-Lavalin in July 2012. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for Cu-Pb-Zn-Ag-Au deposits. Key projects include the South Tally Pond project (Lemarchant deposit), the Tulks South project (Boomerang-Domino deposit) and Long Lake project (Long Lake deposit). The Company’s strategy is to continue build the zinc-copper-lead-silver-gold resources base with the aim of developing the deposits capable of processing through a central milling facility.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of, or reviewed, parts of this press release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws, including, among other things, the expected completion of acquisitions and the advancement of mineral properties and the timing for closing of the offering. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. Any forward-looking statements are made as of the date of this press release and the Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company other than as required by applicable securities laws.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.